

February 6, 2013

Via E-Mail
Dina Moskowitz
Chief Executive Officer
SaaSMAX, Inc.
7770 Regents Road, Suite 113-129
San Diego, California 92122

> **Re: SaaSMAX, Inc.**
> **Post-effective amendment to Form S-1**
> **Filed January 30, 2013**
> **File No. 333-174403**

Dear Ms. Moskowitz:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You indicate in numerous places that your prospectus relates to resales of an aggregate of 995,500 shares of your common stock. However, the number of shares listed in the table on page 24 indicates that 990,500 shares are to be sold in this offering. Please revise or clarify this discrepancy.

2.   Your registration statement was initially declared effective on October 14, 2011 with audited financial statements through February 28, 2011. Please advise us as to whether any sales have been made after July 14, 2012 under this registration statement.

3.   Please refer to the comments in our letter dated February 1, 2013 on your Form 8-K filed January 28, 2013. All outstanding comments must be resolved before your registration statement is declared effective.

Executive Compensation, page 20

4.   Given that you were incorporated on January 19, 2011, please revise to disclose the compensation for your named executive officers for the last two completed fiscal years. See Item 402(n) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3462 with any other questions.

                                        Sincerely,

                                        /s/ Mark P. Shuman

                                        Mark P. Shuman
                                        Branch Chief-Legal

cc (by e-mail):   Stanley Moskowitz, Esq.
                        The Bingham Law Group